SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. Five)*

EQT Midstream Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

26885B100
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is   filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing       information which would alter the disclosures provided in a prior cover  page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885B100	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Tortoise Capital Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
196,950

	6	SHARED VOTING POWER
6,438,973 (see Item 4)

	7	SOLE DISPOSITIVE POWER
196,950

	8	SHARED DISPOSITIVE POWER
7,520,882 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,717,832 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.6% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

EQT Midstream Partners, LP

Item 1(b).	Address of Issuer's Principal Executive Offices:

625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania  15222

Item 2(a).	Name of Persons Filing:

This 13G is being filed by Tortoise Capital Advisors, L.L.C., a Delaware limited liability company (“TCA”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address is 11550 Ash Street, Suite 300, Leawood, Kansas 66211.

Item 2(c).	Citizenship:

TCA is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Units Representing Limited Partner Interests

Item 2(e).	CUSIP Number:

26885B100

Item 3.	The Reporting Person is:

TCA is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) .

Item 4.	Ownership:

TCA acts as an investment adviser to certain investment companies registered under the Investment Company Act of 1940. TCA, by virtue of investment advisory agreements with these investment companies, has all investment and voting power over securities owned of record by these investment companies.   However, despite their delegation of investment and voting power           to TCA, these investment companies may be deemed to be the beneficial owners under Rule 13d-3 of the Act, of the securities they own of  record  because  they  have  the  right  to  acquire  investment and voting power through termination of their investment advisory  agreement  with  TCA.  Thus,  TCA  has  reported  that  it  shares  voting  power  and  dispositive  power  over  the securities owned of record by these investment companies.   TCA also acts as an investment adviser to certain managed accounts.   Under contractual agreements with managed account clients,      TCA, with respect to the securities held in the client managed accounts, has investment and voting power with respect to certain client accounts, and has investment power but no voting power        with respect to certain other client accounts.   TCA has reported that it shares voting and/or investment power over the securities held by these client managed accounts despite a delegation of       voting and/or investment power to TCA because the clients have the right to acquire investment and voting power through termination of their agreements with TCA. TCA may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Act that are held by its clients.

Page 4 of 5 Pages

(a)	Amount beneficially owned: 7,717,832

(b)	Percent of class: 9.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	196,950

(ii)	Shared power to vote or direct the vote:	6,438,973

(iii)	Sole power to dispose or to direct the disposition of:	196,950

(iv)	Shared power to dispose or to direct the disposition of:	7,520,882

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The investment companies and client managed accounts discussed in Item 4 above have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.  The interest of any one such person does not exceed 5% of the class of securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired         and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant           in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tortoise Capital Advisors, L.L.C.

Dated: February 12, 2018	By:	/s/ Diane Bono
Name: Diane Bono
Title: Managing Director and Chief Compliance Officer